UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Resignation of a Director and Joint Chief Executive Officer

On July 24, 2025, Mr. Guo Fan (“Mr. Fan”), a director and the joint chief executive officer of Blue Hat Interactive Entertainment Technology, a Cayman Islands exempted company (the “Company”), notified the board of the Company of his decision to resign from his positions of the Company.

Mr. Fan’s resignation was due to personal reasons and was not a result of any disagreements with the Company on any matters relating to its operations, policies or practice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2025

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer